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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

AKSYS, LTD.
(Exact name of registrant as specified in its charter)

0-28290
(Commission file number)

Delaware	36-3890205
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Two Marriott Drive, Lincolnshire, Illinois 60069
(Address of principal executive offices)

 (847) 229-2020
(Registrant's telephone number, including area code)

AKSYS, LTD.
Two Marriott Drive
Lincolnshire, Illinois 60069
(847) 229-2020

Information Statement Pursuant to
Section 14(f) of the Securities Exchange
Act of 1934 and Rule 14f-1

INTRODUCTION

        This information statement is being mailed on or about June 13, 2006, to holders of record on June 12, 2006, of our shares of common stock, par value $0.01 per share, in connection with the change in the membership of our board of directors.

        Pursuant to the terms of the securities purchase agreement dated as of March 31, 2006, between us and Durus Life Sciences Master Fund, Ltd. (hereinafter, "Durus"), the composition of a majority of our board of directors will change at the closing of the securities purchase agreement. The closing is currently scheduled to occur on or about June 23, 2006. At the closing, Douglass B. Given, Leslie L. Lake, Timothy M. Mayleben and Gretchen C. Piller will be appointed to our board of directors. They will join Richard B. Egen, who has served on our board of directors since November 1997, and Shodhan Trivedi, who has served on our board of directors since March 2006. Laurence P. Birch is currently also a member of our board of directors and serves as our Chief Financial Officer and Interim President and CEO. Lawrence D. Damron, Alan R. Meyer, Bernard R. Tresnowski and Brian J.G. Pereira will resign from our board of directors at the closing.

        This information statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated by the Securities and Exchange Commission. As used herein, the terms the "company," "Aksys," "we," "us," and "our" refer to Aksys, Ltd. and its subsidiaries.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY YOU IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

TERMS OF THE TRANSACTIONS WITH DURUS

        On March 31, 2006, we entered into a securities purchase agreement, a bridge loan agreement and related agreements with Durus to provide us with additional capital to support our ongoing operations and restructure our relationship with Durus. Key terms of these agreements are as follows:

  •
  Durus has designated one director to join our board of directors effective March 31, 2006, and Durus will be entitled to designate a majority of the members of our board of directors at the closing of the securities purchase agreement, which is currently scheduled to occur on or about June 23, 2006.

  •
  Durus provided us with $5 million in cash on March 31, 2006, as part of the bridge financing in exchange for senior secured notes of the company.

  •
  At the closing of the securities purchase agreement, Durus will exchange approximately $5.0 million of existing subordinated promissory notes of the company currently held by Durus for new shares of our Series B preferred stock and warrants to purchase five million shares of our common stock. In addition, Durus will exchange approximately $10.8 million of existing subordinated promissory notes of the company for approximately $10.8 million of senior secured notes of the company.

  •
  Durus has the option under the securities purchase agreement to invest, at or following the initial closing of the securities purchase agreement and at one or more closings, up to an additional $15 million in cash for additional shares of our Series B preferred stock and warrants. Furthering its commitment to the company, Durus has informed us that it expects to exercise its option under the securities purchase agreement to purchase for cash from us between $1.0 million and $2.0 million of additional Series B preferred stock, convertible into shares of common stock at an initial conversion price of $1.00 per share, and warrants to purchase shares of common stock at $1.10 per share.

  •
  Durus will also provide us at the time of the closing of the securities purchase agreement with a line of credit for up to $5 million which would be available to us under certain circumstances. Each borrowing under the line of credit will be evidenced by a senior secured note.

  •
  Standstill and voting restrictions applicable to the shares of common stock already owned by Durus were eliminated on March 31, 2006, and Durus is no longer obligated to reduce its ownership in the company.

        We have described the terms of these agreements with Durus in more detail below.

Securities Purchase Agreement

        We entered into a securities purchase agreement with Durus dated as of March 31, 2006, which provides that Durus will exchange at the closing of the securities purchase agreement approximately $5.0 million of existing subordinated promissory notes of the company held by Durus for new shares of our Series B preferred stock, convertible into five million shares of our common stock at an initial conversion price of $1.00 per share, and warrants to purchase five million shares of common stock at an initial conversion price of $1.10 per share. The closing is currently scheduled to occur on or about June 23, 2006.

        Holders of the Series B preferred stock will be entitled to elect one director to our board of directors. As the only holder of the Series B preferred stock immediately after the closing of the securities purchase agreement, Durus alone will exercise this right. In addition, Durus will also have the right to designate a majority of the members of our board of directors under the terms of the investor rights agreement as described further below. The Series B preferred stock will have voting rights, and Durus will be entitled to vote, on an as converted basis, together with the holders of our common stock as a single class with respect to any matter upon which holders of our common stock have the right to vote; provided, however, that for voting purposes, the conversion price of the Series B preferred stock will be equal to $1.28, which was the closing price of our common stock on March 31, 2006, the date the securities purchase agreement was executed.

        Durus' shares of Series B preferred stock will have an aggregate liquidation preference of $5 million, accrue dividends at the rate of 10% per annum and become redeemable after seven years at the option of the holders of a majority of the voting power of the shares of Series B preferred stock then outstanding or at the option of Durus at an earlier date upon the occurrence of specified trigger events. We also will be required to obtain the consent of the holders of at least two-thirds of the outstanding shares of Series B preferred stock prior to taking certain actions.

Additional Investments Under Securities Purchase Agreement

        The securities purchase agreement provides that Durus has the option, at or following the initial closing of the securities purchase agreement, to invest, by itself or with other investors designated by Durus and at one or more closings, up to an additional $15 million in cash for additional shares of Series B preferred stock and warrants having essentially the same terms as the Series B preferred stock and warrants acquired by Durus at the closing. If Durus, by itself or with other investors, invests the maximum additional $15 million in cash for such additional shares of Series B preferred stock and warrants, such additional shares of Series B preferred stock will be convertible into 15 million shares of common stock at a conversion price of $1.00 per share and the additional warrants will be exercisable to purchase 15 million shares of common stock at an exercise price of $1.10 per share.

        Durus has indicated that it expects it will purchase for cash an additional $1.0 million to $2.0 million of our Series B preferred stock and warrants at the time of the initial closing of the securities purchase agreement pursuant to this option. As a result, we expect to issue to Durus additional shares of our Series B preferred stock and warrants to purchase our common stock.

Investor Rights Agreement

        As a condition to the closing of the securities purchase agreement, we have agreed to enter into an investor rights agreement with Durus and Artal Long Biotech Portfolio LLC (hereinafter, "Artal"). The investor rights agreement will require that our board of directors consist of seven members and that Durus have the right to designate a majority of our board members. One of the four board members designated by Durus shall also be the board member designated by Durus as the holder of the Series B preferred stock. The investor rights agreement also will provide that Durus shall have the right to approve the selection of our chairman of the board, chief executive officer and chief financial officer. Durus' designees to the board of directors shall be entitled to serve on the executive committee of the board, and we may not take certain actions without the approval of the board of directors, including the affirmative vote of the board members designated by Durus.

        The investor rights agreement will also grant Durus and Artal certain registration rights with respect to the sale of shares of our common stock into the open market, and will require us to use our best efforts to register the shares held by Durus and Artal in one or more shelf registration statements. The investor rights agreement will also provide that Durus shall have a right of first refusal in the event that the company proposes to sell itself, or greater than 30% of its fully diluted capital stock, to a third party, or the company otherwise accepts a bona fide offer from a third party to acquire the company or such number of shares of the company's capital stock, on the same terms and conditions, including price, as the terms and conditions applying to the third party.

Loan Agreements

        At the time of entering into the securities purchase agreement, we also entered into and closed a bridge loan agreement with Durus, pursuant to which Durus loaned us $5 million in cash in exchange for $5 million in principal amount of our senior secured notes. The bridge loan notes bear interest at the rate of 7% per annum, and the entire principal amount of the bridge loan notes is due and payable on January 1, 2007, unless prepaid or rolled over into longer term senior secured notes of the company as contemplated by the securities purchase agreement. These notes contain a number of reporting and other affirmative and negative covenants, including operational controls over expenditures which may be exercised by Durus. To secure our obligations under the terms of the bridge loan agreement and the bridge loan notes, we have granted Durus a security interest in all of our property, including our intellectual property.

        At the closing of the securities purchase agreement, Durus will enter into a new loan agreement with us pursuant to which Durus will exchange the bridge loan notes, plus accrued interest thereon, and approximately $10.8 million in principal amount of outstanding notes currently held by Durus, for approximately $15.8 million in aggregate principal amount of new senior secured notes bearing interest at 7% per annum and payable in full on December 31, 2007. Under this loan agreement, Durus will also make available to us a $5 million standby line of credit until December 31, 2006, which we will be able to use to fund our ongoing operations if we are unable to obtain financing from other sources and various funding conditions are satisfied. Each borrowing under the line of credit will be evidenced by a senior secured note. This loan agreement will contain a number of affirmative and negative covenants and grants certain operational controls over expenditures to Durus. Our obligations under this loan agreement and the senior notes issued in connection therewith will also be secured by a security interest in all of our property, including our intellectual property.

Amendment of Settlement Agreement

        We previously entered into a settlement agreement with Durus and Artal in February 2004 relating to certain claims we had against Durus and Artal concerning their acquisition of our shares of common stock. On March 31, 2006, we amended the settlement agreement to release Durus and Artal from certain standstill and other restrictive covenants, including the requirement that Durus significantly reduce its ownership of shares of our common stock by May 2006. We also terminated the proxy granted to us by Durus and Artal under the terms of the settlement agreement. That proxy had granted us the power to vote Durus' and Artal's shares of our common stock in proportion to the votes cast by other holders of shares of our common stock in matters requiring a stockholder vote. By releasing Durus from the standstill restrictions in the settlement agreement, Durus is free to acquire the shares of Series B preferred stock and the warrants at the closing of the securities purchase agreement, and to exercise the option to acquire additional shares of Series B preferred stock and warrants as provided in the securities purchase agreement. In addition, Durus is no longer prohibited from acquiring more shares of our common stock or other securities or making any solicitation of proxies regarding the voting of shares of our common stock.

Appointment of Durus Designee to Board

        On March 31, 2006, our board of directors increased the size of the board to seven and appointed to the board Shodhan Trivedi and Laurence P. Birch. Our board of directors also replaced William C. Dow with Mr. Birch as Interim President and Chief Executive Officer on March 31, 2006.

CHANGE OF CONTROL

        As described above, we have amended our existing settlement agreement with Durus to release Durus from certain standstill and voting restrictions on shares of our common stock held by Durus. In addition, pursuant to the terms of the securities purchase agreement, we will enter into an investor rights agreement which will require that our board of directors consist of seven members and that Durus shall have the right to designate a majority of our board members. One of the board members designated by Durus shall also be the board member designated by Durus as the holder of the Series B preferred stock. The investor rights agreement also will require that Durus shall have the right to approve the selection of our chairman of the board, chief executive officer and chief financial officer.

        Durus currently beneficially owns approximately 66% of our outstanding shares of common stock, excluding any securities that Durus may purchase under the securities purchase agreement. Immediately following the closing of the securities purchase agreement, Durus will beneficially own approximately 75% of our outstanding shares of common stock, assuming the conversion of all Series B preferred stock and the exercise of all warrants then held by Durus, and including Durus' expected investment of an additional $1.0 to $2.0 million at the initial closing pursuant to its option under the securities purchase agreement to invest up to an additional $15 million for additional shares of Series B preferred stock and warrants. If Durus were to subsequently fully exercise the remaining portion of its option to invest up to $15 million for additional securities of the company, Durus would beneficially own approximately 85% of our outstanding shares of common stock, assuming the conversion of all Series B preferred stock and the exercise of all warrants then held by Durus.

VOTING SECURITIES

        As of May 31, 2006, there were 32,187,305 shares of our common stock issued and outstanding. For matters requiring stockholder action, each holder of common stock is entitled to cast one vote, in person or by proxy, for each share of common stock held. Your vote is not required with respect to the change of directors discussed in this information statement.

SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The table below sets forth certain information with respect to the beneficial ownership of our common stock as of May 22, 2006, by (i) each holder known by us to be the beneficial owner of more than 5% of our common stock, (ii) each current director and each person that will become a director at the closing of the securities purchase agreement, (iii) each of our named executive officers listed in the table under the caption "Summary Compensation Table" and (iv) all of our current directors and executive officers as a group.

        Please note that the number of shares of common stock shown in the table as beneficially owned by Durus includes (i) 10,000,000 shares of common stock issuable upon conversion and exercise of all of the shares of Series B preferred stock and warrants to be acquired by Durus at the closing of the securities purchase agreement and (ii) 30,000,000 shares of common stock issuable upon conversion and exercise of all of the additional shares of Series B preferred Stock and warrants that Durus has the option to purchase in one or more closings under the terms of the securities purchase agreement, assuming Durus fully exercises its option to purchase additional securities from us for $15,000,000.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned (2)	Percent of Common Stock
Durus Life Sciences Master Fund Ltd.(3)	61,498,118	84.9%
Fusion Capital Fund II, LLC(4)	2,170,543	6.7%
William C. Dow(5)	731,924	2.2%
Lawrence D. Damron(6)	264,389	*
Richard B. Egen(7)	94,500	*
Bernard R. Tresnowski(7)	68,250	*
Thomas F. Scully(8)	64,649	*
Alan R. Meyer(7)	53,250	*
Lawrence A. Rohrer(7)	41,250	*
Nancy S. Schmelkin(9)	49,894	*
Jerry D. Fisher(10)	39,528	*
Laurence P. Birch(11)	30,019	*
Brian J.G. Pereira(12)	21,333	*
Douglass B. Given(13)	—	*
Leslie L. Lake(13)	—	*
Timothy M. Mayleben(13)	—	*
Gretchen C. Piller(13)	—	*
Shodhan Trivedi	—	*
All current directors and executive officers as a group (12 persons)	1,524,842	4.6%

*
Less than one percent of the issued and outstanding shares of common stock of the company.

(1)
Unless otherwise specified, the address of each of the persons in the table is c/o Aksys, Ltd., Two Marriott Drive, Lincolnshire, Illinois, 60069, and the persons named in the table have sole voting and investment power with respect to the number of shares set forth opposite their names.

(2)
Beneficial ownership is calculated based on 32,187,305 shares of common stock issued and outstanding as of May 22, 2006. Beneficial ownership has been determined for this purpose in accordance with the applicable rules and regulations promulgated under the Securities Exchange Act of 1934. The number of shares beneficially owned by a person includes shares of common stock underlying options or warrants held by that person that are currently exercisable or exercisable within 60 days of May 22, 2006.

(3)
As reported on a Schedule 13D/A filed with the SEC on April 5, 2006 by Durus Life Sciences Master Fund Ltd., includes (i) 10,000,000 shares of common stock issuable upon conversion and exercise of the shares of Series B preferred stock and warrants to be acquired by Durus at the closing of the securities purchase agreement, (ii) 30,000,000 shares of common stock issuable upon conversion and exercise of the additional shares of Series B preferred Stock and warrants that Durus has the option to purchase under the terms of the securities purchase agreement, assuming an additional investment of $15,000,000, and (iii) 281,454 shares of common stock subject to immediately exercisable outstanding warrants held by Durus. Immediately upon issuance, the aggregate number of shares of common stock into which the Series B preferred stock and warrants may be converted and exercised, respectively, will be limited to that number of shares of common stock that may be issued by the company without the approval of its stockholders under the Marketplace Rules of the Nasdaq Capital Market. Under the securities purchase agreement, we are obligated to seek such stockholder approval promptly. By virtue of Durus' existing ownership of common stock, and the release of certain standstill and other restrictive covenants contained in our settlement agreement with Durus, as described above, Durus acting alone can approve the issuance of shares of common stock in excess of the Nasdaq limit. The business address of the Durus Life Sciences Master Fund is c/o International Fund Services (Ireland) Ltd., 3rd Floor, Bishops Square, Redmond's Hill, Dublin 2, Ireland.

(4)
The business address of Fusion Capital Fund II, LLC is 222 Merchandise Mart Plaza, Suite 9-112, Chicago, IL 60654.

(5)
Mr. Dow resigned from his positions as President and Chief Executive Officer and as director of the company on March 31, 2006. Includes 690,332 shares of common stock subject to options presently exercisable or exercisable within 60 days.

(6)
Includes 253,000 shares of common stock subject to options presently exercisable or exercisable within 60 days.

(7)
Consists entirely of shares of common stock subject to options presently exercisable or exercisable within 60 days.

(8)
Includes 60,250 shares of common stock subject to options presently exercisable or exercisable within 60 days.

(9)
Ms. Schmelkin left the company on May 5, 2006. Consists entirely of shares of common stock subject to options presently exercisable or exercisable within 60 days.

(10)
Includes 21,250 shares of common stock subject to options presently exercisable or exercisable within 60 days.

(11)
Includes 20,000 shares of common stock subject to options presently exercisable or exercisable within 60 days.

(12)
Includes 14,333 shares of common stock subject to options presently exercisable or exercisable within 60 days.

(13)
This person will become a director of our company at the closing of the transactions contemplated by the securities purchase agreement

CHANGES TO THE BOARD OF DIRECTORS

        At the closing of the securities purchase agreement, Douglass B. Given, Leslie L. Lake, Timothy M. Mayleben and Gretchen C. Piller will be appointed to our board of directors. They will join Richard B. Egen, who has served on our board of directors since November 1997, and Shodhan Trivedi, who has served on our board of directors since March 2006. Laurence P. Birch is currently also a member of our board of directors and serves as our Chief Financial Officer and Interim President and CEO. Lawrence D. Damron, Alan R. Meyer, Bernard R. Tresnowski and Brian J.G. Pereira will resign from our board of directors at the closing. In addition, at the closing Richard B. Egen will retire as chairman of the board of directors, but will remain as a director, and Ms. Lake will become the new chairperson of the board of directors.

        Ms. Lake, Mr. Mayleben, Ms. Piller and Mr. Trivedi will serve on our board of directors as designees of Durus. Mr. Given will serve as a non-Durus designee member of our board of directors and has no prior relationship with Durus.

        As a result of these changes to our board of directors, our board will consist of a total of seven directors. Our board will be comprised of a majority of directors designated by Durus. Durus will continue to have the right to designate a majority of the members of our board of directors under the terms of the investor rights agreement.

        Biographical information for the new directors joining our board of directors at the closing is set forth below. Biographical information for the directors resigning from our board of directors at the closing appears in our Annual Report on Form 10-K/A filed with the SEC on April 28, 2006 and is available electronically on EDGAR at www.sec.gov.

MANAGEMENT OF THE COMPANY

        The following table sets forth the persons who will be serving as our executive officers and directors, including their ages and positions with the company, immediately following the changes to our board of directors discussed above.

Name	Age	Position
Leslie L. Lake	41	Chairperson of the Board of Directors
Richard B. Egen	66	Director
Douglass B. Given	54	Director
Gretchen C. Piller	42	Director
Timothy M. Mayleben	45	Director
Shodhan Trivedi	47	Director
Laurence P. Birch	46	Chief Financial Officer, Interim President and Chief Executive Officer
Jerry D. Fisher	58	Senior Vice President and Chief Technical Officer
Richard P. Goldhaber	62	Senior Vice President, Special Projects
Rodney S. Kenley	56	Senior Vice President of Advanced Product Development
Lawrence A. Rohrer	55	Senior Vice President, Global Sales and General Manager, International
Thomas F. Scully	59	Senior Vice President, Manufacturing and Global Logistics

Leslie L. Lake

        Ms. Lake is a Managing Director of the Invus Group, LLC, a private equity firm based in New York where she has managed the fund portfolio since 1995 and has been an active biotech and healthcare investor. Prior to joining Invus, Ms. Lake was the Executive Vice President of Cofinam, Inc., the family office of the Charles Feeney Family where she managed the firm's liquid investments from 1990 to 1995. From 1993 to 1998, she also was the external Chief Investment Officer to the Mitchell Kapor Family, founder of Lotus 1-2-3. Ms. Lake began her career as an analyst for Joseph P. Kennedy Enterprises, the family office of the Kennedy, Shriver and Lawford families. Ms. Lake holds a B.A. in Economics from Simmons College.

Richard B. Egen

        Mr. Egen has been chairman of our board of directors since May 1999. Mr. Egen will retire as chairman but will remain as a director of our company following the closing of the securities purchase agreement with Durus. From January 1997 to July 2001, Mr. Egen served as President and Chief Executive Officer of NephRx Corporation, a biotechnology company that is developing technology for kidney growth factors. From January through December 1996, Mr. Egen was an independent business consultant. From 1989 to 1995, Mr. Egen was President and Chief Executive Officer of Clintec International, a joint venture owned by Baxter International Inc. and Nestlé S.A. Clintec International was engaged in the development of clinical nutrition products. Prior to working at Clintec International, Mr. Egen held various senior management positions during his fifteen-year career with Baxter International Inc. Mr. Egen serves as a director of Optical Sensors Incorporated.

Douglass B. Given

        Dr. Given is a partner at Bay City Capital LLC, a merchant bank providing advisory services and investing in life science companies, a position he has held since January 2005. Dr. Given previously served as Venture Partner at Bay City Capital from January 2005 to December 2005, and Executive in Residence and Limited Partner at Bay City Capital from October 2000 to December 2003. Dr. Given is also chairman of VIA Pharmaceuticals, Inc., a drug development company targeting vascular inflammation that he founded in 2003. From July 2001 to June 2003, Dr. Given was President, Chief Executive Officer and a director of NeoRx Corporation, a life sciences company developing products for targeted delivery of cancer therapeutics. Prior to joining NeoRx Corporation, Dr. Given was Corporate Senior Vice President and Chief Technology Officer of Mallinckrodt, Inc. from August 1999 to October 2000. From January 1993 to July 1999, Dr. Given served as Chief Executive Officer and a director of Progenitor, Inc. and Mercator Genetics, Inc. He has held positions as Vice President of Schering Plough Research Institute; Vice President of Monsanto / GD Searle Research Laboratories and Medical Advisor to Lilly Research Laboratories. Dr. Given holds an M.D. and a Ph.D. from the University of Chicago, and an M.B.A. from the Wharton School of Business, University of Pennsylvania. He is on the Advisory Council to the University of Chicago for Biological Sciences and he is a director of SemBioSys Genetics Inc., a Canadian biotechnology company.

Timothy M. Mayleben

        Mr. Mayleben is a consultant with ElMa Advisors LLC, an entity formed by Mr. Mayleben, where he has been advising life science and health care companies since 2004. Mr. Mayleben is a director of NightHawk Radiology Holdings, Inc., a publicly traded provider of overnight and off-hour radiology coverage for hospitals, a position he has held since February 2005. Mr. Mayleben is also a director of Aastrom Biosciences, Inc., a publicly traded developer of automated cell therapy system, where he has served since June 2005. From 2002 to 2004, Mr. Mayleben served as Chief Operating Officer of Esperion Therapeutics, a biopharmaceutical company, and from 1998 to 2004 as Esperion's Chief Financial Officer. Mr. Mayleben received a B.B.A. from the University of Michigan and an M.B.A. with distinction from Northwestern University.

Gretchen C. Piller

        Ms. Piller has been Director of Research for Torrey Associates, LLC, an asset management firm focused on investing in global hedge funds, a position she has held since 2000. Prior to joining Torrey, Ms. Piller worked as a Principal and Portfolio Manager at Croesus Capital Management, LLC, a hedge fund firm specializing in emerging markets, from 1994 to 1999. At Croesus, Ms. Piller was involved in investing primarily in Latin America and Central/Eastern Europe, including Russia and the CIS in equity, debt, commodities, and foreign exchange. Prior to joining Croesus, Ms. Piller was a Vice President and Portfolio Manager at Putnam Investments in the Global Fixed Income Department from 1987 to 1994. Ms. Piller is a graduate of Mount Holyoke College and holds an M.B.A. degree from Boston University.

Shodhan Trivedi

        Mr. Trivedi was appointed to our board of directors on March 31, 2006. Since June 1989, he has been the President of Opax Investments Inc., an asset allocation firm focused on the global hedge fund arena. Prior to June 1989, Mr. Trivedi was involved in companies engaged in international trading and was based in the U.K., Hong Kong and Southern Africa. He currently serves on the board of directors of several offshore hedge funds, including Durus. Mr. Trivedi is a Chartered Financial Analyst (CFA) and a member of the Toronto Society of Financial Analysts. He is a graduate of the London School of Economics and holds a Masters degree from the University of California, Los Angeles.

Laurence P. Birch

        Mr. Birch joined the company in February 2005 as Senior Vice President and assumed the duties of Chief Financial Officer effective March 17, 2005. Mr. Birch has served as our Interim President and

Chief Executive Officer since March 31, 2006. Mr. Birch also has served as a director of the company since March 31, 2006. From 2003 until he joined the company, Mr. Birch served as Managing Director for Stratego Partners, a corporate cost management company. From 2002 to 2003, he served as Chief Financial Officer of Seurat, Inc. From 2001 to 2002, he served as Chief Financial Officer of Fieldglass, Inc. From 2000 to 2001, he served as Senior Vice President and Chief Financial Officer of Technology Solutions, Inc. In 2000, he served as Chief Financial Officer of Brigade, Inc. From 1999 to 2000, he served as Chief Financial Officer of Gateway Homecare, Inc. Mr. Birch has over fifteen years experience in the healthcare sector which includes his fourteen years with Baxter International, Inc. and American Hospital Supply in various financial positions. Mr. Birch received his Bachelor of Science degree in finance from the University of Illinois, his M.B.A. from the Kellogg Graduate School of Management at Northwestern University, and is a Certified Public Accountant.

Jerry D. Fisher

        Mr. Fisher was appointed Senior Vice President and Chief Technical Officer in October 2004. Mr. Fisher has over 30 years of experience in the healthcare sector. Prior to joining the company, he served in various roles with Baxter International, Inc. from 1970 to 2003. Mr. Fisher was Vice President of Technology Resources for Baxter from 2000 to 2003. He was Vice President, Quality Affairs of Baxter Hyland Immuo division from 1998 to 2000. Mr. Fisher was a board member and founder of The Consortium for Plasma Science, LLC, a member of the New York Academy of Sciences, a member of the American Association for the Advancement of Science, a member of the American Chemical Society, and holds seven patents. He earned his Masters of Science degree in Analytical Chemistry in 1975 from Indiana University. In 1981 he earned his M.B.A. from Lake Forest School of Management.

Richard P. Goldhaber

        Mr. Goldhaber was appointed Senior Vice President, Special Projects in October 2004. From 2000 until 2004 Mr. Goldhaber served as Chief Technical Officer of the company. Prior to joining the company, from 1993 to 2000, he was Vice President of Research and Development at Minntech Corporation, a company that develops, manufactures and distributes dialysis related products. Prior to Minntech, from 1965 to 1993, he held positions of increasing responsibility in product development with Baxter International, Inc., including 20 years developing dialysis products. Mr. Goldhaber received his Bachelor of Science in Mechanical Engineering from Purdue University, and his Masters of Science in Physiology from Illinois Institute of Technology.

Rodney S. Kenley

        Mr. Kenley was appointed Senior Vice President of Advanced Product Development in February 2004. Mr. Kenley founded Aksys in 1991 and served in various capacities, including CEO, COO, and VP, Business Development, until he left in 1999. During his five years away from the company, Mr. Kenley founded OrthAssist, a company which provides management services for orthopedic physician offices. Mr. Kenley rejoined the company in February 2004. He has 30 years of experience in healthcare, most of which have been spent in the Renal Replacement Therapy arena. Prior to founding Aksys, he held several positions at Baxter Healthcare from 1977 through 1990, including International Marketing Manager, Business Unit Manager for Peritoneal and Hemodialysis products, Manager of New Business Development, Director of Worldwide Product Planning, Director of Advanced Product Development, and VP of Electronic Drug Infusion. Mr. Kenley received his Bachelor of Arts degree in Biology and Chemistry from Wabash College, a Masters of Science degree in Molecular Biology from Northwestern University, and a Masters of Management from the Kellogg Graduate School of Management at Northwestern University.

Lawrence A. Rohrer

        Mr. Rohrer was appointed Senior Vice President, Global Sales and General Manager, International in May 2003. Mr. Rohrer has over 25 years of experience in the healthcare sector. From 1996 until joining the company in May 2003, he served as Vice President of Marketing and Business Development for the non-hospital medical/surgical distribution business at Cardinal Health Inc., a provider of products and services supporting the healthcare industry. From 1995 to 1996 he was Vice President, Business Development in the Nephrology Division of Caremark, International, a pharmaceutical services company. From 1978 through 1994, Mr. Rohrer served in various positions of increasing responsibility in engineering, marketing, and sales management with the Renal Division of Baxter International, Inc. Mr. Rohrer received his Bachelor of Science degree in aeronautical engineering from the University of Notre Dame, his Masters of Science degree in Mechanical Engineering from Northwestern University, and his M.B.A. from Northern Illinois University. Mr. Rohrer served as a Captain in the U.S. Air Force.

Thomas F. Scully

        Mr. Scully was appointed Senior Vice President of Manufacturing and Global Logistics in January 2002. Mr. Scully joined the company in January 1996, and served as Vice President of Operations through December 2001. Mr. Scully has over 30 years of experience in the healthcare sector. From 1971 to 1995, Mr. Scully worked at Baxter International, Inc. in various operational roles, including Vice President, Sales and Operations of the Renal Division. In that role, Mr. Scully was involved principally in the design, development and management of the Renal Division's home care operations network. Mr. Scully received his Bachelor of Arts degree from the University of Notre Dame and his Master's of Management degree from Northwestern University. Mr. Scully served as a Captain in the U.S. Army.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Durus

        As described above, we entered into definitive agreements with Durus on March 31, 2006, to provide us with additional capital to support our ongoing operations and restructure our relationship with Durus.

        Pursuant to the settlement agreement we previously entered into with Durus and Artal in February 2004 relating to certain claims we had against Durus and Artal concerning their acquisition of our shares of common stock, we issued a non-interest bearing unsecured promissory note to Durus in the amount of $15.8 million. We may repay this note in cash at any time. We also are entitled to use shares of our common stock to repay the principal amount owing under the note in certain circumstances. If we elect to use our shares of common stock to repay the principal amount under the notes, we will be required to file a registration statement with the SEC covering these shares pursuant to the registration rights agreement we entered into with Durus and Artal in February 2004. This registration rights agreement will be amended and superseded by the investor rights agreement described above that will be entered into at the closing of the securities purchase agreement. Further, the promissory notes previously issued to Durus pursuant to the settlement agreement will be exchanged at the closing of the securities purchase agreement for a combination of $10.8 million of new secured promissory notes, and $5 million of Series B preferred stock and warrants to purchase five million shares of our common stock issued by the company at the closing of the securities purchase agreement.

Transaction with Fusion Capital

        On January 13, 2006, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC. Funding under the agreement commences once the SEC declares effective a registration statement relating to the transaction and will continue over a 25-month period. We have not yet filed a registration statement relating to this transaction. If we pursue this financing, we will be permitted to sell to Fusion Capital up to $40,000 of common stock on each market trading day, up to an aggregate of $20 million of common stock, so long as the market price of our common stock remains above $0.10 and certain other conditions are satisfied.

        We have the right to decrease the daily amount to be purchased by Fusion Capital at any time effective upon one trading day's notice. In addition, we have the right to increase the daily purchase amount if the market price of our common stock increases. For every $0.10 increase in the "threshold price" above $0.95, we have the right to increase the daily purchase amount by an additional $4,000. The "threshold price" is the lowest sale price of our common stock during the five trading days immediately preceding delivery of the notice to increase the daily purchase amount.

        In addition to the daily purchase amount, we may elect to require Fusion Capital to purchase up to $250,000 of our common stock on any single trading day, provided that the share price is above $1.00 during the ten trading days prior thereto. This amount may be increased to up to $1 million if specified increases in our share price occur.

        Pursuant to an amendment to the agreement dated January 27, 2006, we agreed with Fusion Capital that we will not effect any sale under the agreement and that Fusion Capital will not have the right or obligation to purchase any shares of common stock under the agreement to the extent that after giving effect to such purchase, the "exchange cap" has been reached. The "exchange cap" will be deemed to have been reached if, at any time prior to our stockholders approving the transaction contemplated by the agreement, the shares purchased would, together with all shares previously purchased under agreement, exceed 5,998,405 shares of our common stock, or 19.99% of the 30,007,031 outstanding shares of common stock as of the date of the agreement. We may, but are under no obligation to, request that our stockholders approve the transaction contemplated by the agreement with Fusion Capital.

        Fusion Capital may terminate the agreement with us upon the occurrence of an event of default, which includes a material adverse change in our business or the failure of our common stock to be listed on the Nasdaq National Market, the Nasdaq Capital Market or the Nasdaq OTC Bulletin Board. In addition, Fusion Capital has the right to terminate the agreement with us if sales under the agreement have not commenced by September 30, 2006. We have the right to terminate the agreement at any time effective upon one trading day's notice.

        In connection with the agreement, in January 2006 we issued 2,170,543 shares of common stock to Fusion Capital as a commitment fee.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation of Executive Officers

        The table below provides information relating to compensation for our chief executive officer and our other five highest paid executive officers during fiscal year ended December 31, 2005. These executive officers are collectively referred to as the "named executive officers."

Summary Compensation Table

			Annual Compensation		Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation($)	Securities Underlying Options (#)	All Other Compensation ($)
William C. Dow(1) Former President and Chief Executive Officer	2005 2004 2003	345,000 345,000 335,000	129,375 129,375 167,500	— — —	20,000 300,000 40,000	— — —
Laurence P. Birch(2) Chief Financial Officer and Interim President and Chief Executive Officer	2005	210,301	—	—	150,000	—
Jerry D. Fisher(3) Senior Vice President, Chief Technology Officer	2005 2004	219,313 40,313	64,500 —	— —	5,000 75,000	— —
Lawrence A. Rohrer(4) Senior Vice President, Global Sales and General Manager, International	2005 2004 2003	220,967 217,350 125,682	32,603 32,603 34,776	— — —	5,000 20,000 35,000	— — —
Thomas F. Scully Senior Vice President, Manufacturing and Global Logistics	2005 2004 2003	211,313 207,000 198,392	32,292 32,292 53,419	— — —	5,000 5,000 7,500	— — —
Nancy S. Schmelkin(5) Former Senior Vice President, Marketing and Customer Care	2005 2004 2003	211,313 205,833 176,154	31,050 55,200 4,599	— — —	5,000 5,000 27,500	— — —

(1)
Mr. Dow resigned from his positions as President and Chief Executive Officer and a director of the company in March 2006.

(2)
Mr. Birch joined the company in February 2005.

(3)
Mr. Fisher joined the company in October 2004.

(4)
Mr. Rohrer joined the company in May 2003.

(5)
Ms. Schmelkin left the company in May 2006.

Stock Option Grants

        The following table sets forth certain information with respect to stock options granted to the named executive officers during the fiscal year ended December 31, 2005.

Option Grants In Last Fiscal Year

	Individual Grants
Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal 2005	Exercise Price (Per Share)(1)	Expiration Date(2)	Grant Date Value(3)
William C. Dow(4)	20,000	5.7%	$4.65	02/28/15	$68,600
Laurence P. Birch	150,000	42.9	4.65	02/28/15	514,500
Jerry D. Fisher	5,000	1.4	4.65	02/28/15	17,150
Lawrence A. Rohrer	5,000	1.4	4.65	02/28/15	17,150
Thomas F. Sully	5,000	1.4	4.65	02/28/15	17,150
Nancy S. Schmelkin(5)	5,000	1.4	4.65	02/28/15	17,150

(1)
Options were granted at an exercise price equal to the closing price of our common stock on the Nasdaq Stock Market on the grant date.

(2)
Options granted to the named executive officers are subject to vesting and, accordingly, may terminate before the dates indicated. Options generally vest over a four-year period.

(3)
The estimated present value at grant date of options granted during fiscal 2005 has been calculated using the Black-Scholes options pricing model, based upon the following assumptions: estimated time until exercise of five years; an average risk-free interest rate of 3.90%; a volatility rate of 94.55%; and an expected dividend yield of 0%. The approach used in developing the assumptions upon which the Black-Scholes valuation was done is consistent with the requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

(4)
Mr. Dow resigned from his positions as President and Chief Executive Officer and a director of the company in March 2006.

(5)
Ms. Schmelkin left the company in May 2006.

Stock Option Holdings

        The following table sets forth information with respect to the named executive officers concerning stock options held as of December 31, 2005.

Aggregated Fiscal Year-End Option Values

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End(#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End(1) Exercisable/ Unexercisable
William C. Dow(2)	—	—	634,500 / 197,500	$0
Laurence P. Birch	—	—	0 / 150,000	0
Jerry D. Fisher	—	—	20,000 / 60,000	0
Lawrence A. Rohrer	—	—	31,250 / 28,750	0
Thomas F. Scully	—	—	45,875 / 18,125	0
Nancy S. Schmelkin (3)	—	—	39,375 / 23,125	0

(1)
Options are considered "in the money" if the fair market value of the underlying securities exceeds the exercise price of the options. The year-end values represent the difference between the fair market value of the common stock subject to the options and the exercise price of the options. The stock's closing price as reported on the Nasdaq National Market was $.6527 on December 30, 2005. As of December 31, 2005, (a) Mr. Dow had options to purchase 450,000 shares at $5.31 per share, 22,000 shares at $16.75 per share, 40,000 at $5.61 per share, 200,000 at $7.20 per share, 100,000 shares at $6.01 per share, and 20,000 shares at $4.65 per share; (b) Mr. Birch had options to purchase 150,000 shares at $4.65 per share; (c) Mr. Fisher has options to purchase 75,000 shares at $5.10 per share and 5,000 shares at $4.65 per share; (d) Mr. Rohrer had options to purchase 5,000 shares at $8.69 per share, 30,000 shares at $8.69 per share, 5,000 shares at $7.20 per share, 15,000 shares at $5.07 per share and 5,000 shares at $4.65 per share; (e) Mr. Scully had options to purchase 1,500 shares at $4.82 per share, 40,000 shares at $4.65 per share, 5,000 shares at $6.32 per share, 7,500 shares at $6.10 per share, 5,000 shares at $7.20 per share and 5,000 shares at $4.65 per share; and (f) Ms. Schmelkin had options to purchase 25,000 shares at $5.08 per share, 2,500 shares at $6.10 per share, 25,000 shares at $10.07 per share, 5,000 shares at $7.20 per share, and 5,000 shares at $4.65 per share.

(2)
Mr. Dow resigned from his positions as President and Chief Executive Officer and a director of the company in March 2006.

(3)
Ms. Schmelkin left the company in May 2006.

Compensation of Directors

        We currently compensate non-employee board members $1,000 for each board meeting they attend in person, or $500 for each board meeting they attend telephonically. Attendance at a committee meeting, other than committee meetings held on a regularly scheduled board meeting day, is compensated at the rate of $500 per meeting. The fee applies to both in person and telephonic committee meetings. Our directors are also reimbursed for reasonable travel expenses incurred in attending board and board committee meetings.

        In addition, each non-employee director currently receives an automatic option to purchase 8,000 shares of common stock on the later of June 30 of each year or the day next following each annual meeting of stockholders of the company. These options will vest and become exercisable in four equal installments on the first day of each calendar quarter that the director serves on the board of directors after the date of grant. Unless earlier terminated, forfeited, or surrendered pursuant to the plan, each option granted to non-employee directors will expire on the tenth anniversary of the date of the grant. In addition, a newly elected non-employee director receives, upon his or her election to the board, an option to purchase 5,000 shares of common stock under our 1996 stock awards plan. On July 6, 2005, each non-employee director received an option to purchase 8,000 shares of common stock, at a strike price of $2.062, and having the terms described above.

        The foregoing description of our compensation policy for non-employee directors is subject to change. We expect that our new board of directors following the closing of the securities purchase agreement will establish a new compensation policy for our non-employee directors, including any non-employee directors designated by Durus.

Employment Contracts, Termination of Employment and Change in Control Arrangements

        We have entered into employment arrangements with certain current and former executive officers as described below.

Laurence P. Birch

        In connection with the hiring of Mr. Birch as our Chief Financial Officer, we agreed upon the terms and conditions of his employment in an offer letter dated February 28, 2005. Mr. Birch's offer letter provides for an annual salary of $245,000 and for a signing bonus of $5,000. The offer letter also provides that Mr. Birch is eligible to participate in the company's cash incentive compensation plan in amounts and percentages as determined by the company's board of directors, equating to 30% of his annual base salary, paid against achievement of agreed upon objectives and at the discretion of the board of directors.

        In connection with his hiring, Mr. Birch was granted an option to purchase 150,000 shares of our common stock, at an exercise price of $4.65 per share. The options vest according to the following schedule: (1) 80,000 shares vest over four years, with 25% of the shares subject to the options vesting on each anniversary of the grant date, (2) 20,000 shares vest when we secure funds to cover all of 2006, (3) 20,000 shares vest at the end of the first quarter with positive gross profit and (4) 30,000 shares vest at the end of the first quarter with positive cash flow. Should there be a change of control of the company, all of Mr. Birch's unvested options will immediately vest.

        Mr. Birch's offer letter provides that in the event that his employment is terminated without cause, he is entitled to receive severance pay equal to 12 months salary paid over a 12 month period. In the event that Mr. Birch's position is eliminated in connection with a change of control of the company, he is entitled to receive a lump sum payment equal to 12 months salary. While Mr. Birch is employed by the company and for one year thereafter, he is prohibited from competing with the company and soliciting its employees, customers, suppliers or other business relations. Mr. Birch has agreed to maintain the confidentiality of the company's confidential information and to assign to the company the rights to any and all inventions developed by Mr. Birch during his employment with the company.

Jerry D. Fisher

        In connection with the hiring of Mr. Fisher, we agreed upon the terms and conditions of his employment in an offer letter dated October 8, 2004. Mr. Fisher's offer letter provides for an annual salary of $215,000 and for a guaranteed bonus of $64,500 for 2004. The offer letter also provides that Mr. Fisher is eligible to participate in the company's cash incentive compensation plan in amounts and percentages as determined by the company's board of directors, equating to 30% of his annual base salary, paid against achievement of agreed upon objectives and at the discretion of the board of directors.

        Pursuant to his offer letter, Mr. Fisher was granted an option to purchase 75,000 shares of our common stock, at an exercise price of $5.10 per share. The options vest over four years, with 25% of the shares subject to the options vesting on each anniversary of the grant date.

        While Mr. Fisher is employed by the company and for one year thereafter, he is prohibited from competing with the company and soliciting its employees, customers, suppliers or other business relations. In the event that Mr. Fisher's employment is terminated without cause, he will be entitled to six months salary. The first three months of the severance payments will be paid monthly, and the second three months will be paid month to month provided that Mr. Fisher remains unemployed. Mr. Fisher has agreed to maintain the confidentiality of the company's confidential information and to assign to the company the rights to any and all inventions developed by Mr. Fisher during his employment with the company.

Richard P. Goldhaber

        In connection with the hiring of Mr. Goldhaber as our Senior Vice President and Chief Technology Officer, we agreed upon the terms and conditions of his employment in an offer letter dated June 21, 2000. Mr. Goldhaber's offer letter provides for an initial annual salary of $200,000, and for such salary to be raised to $220,000 six months after his first day of employment. The offer letter also provides for a $40,000 signing bonus and that Mr. Goldhaber is entitled to an annual bonus targeted at 30% of his base salary.

        In connection with his hiring, Mr. Goldhaber was granted an option to purchase 75,000 shares of our common stock, at an exercise price of $8.625 per share. One-fourth of the options vested 12 months from his first day of employment and the remaining 3/4 of the options vested on a monthly basis over the following 12 months.

        While Mr. Goldhaber is employed by the company and for one year thereafter, he is prohibited from competing with the company and soliciting its employees, customers, suppliers or other business relations. In the event that Mr. Goldhaber's employment is terminated without cause, he will be entitled to six months salary. The first three months of the severance payments will be paid monthly, and the second three months will be paid month to month provided that Mr. Goldhaber remains unemployed. Mr. Goldhaber has agreed to maintain the confidentiality of the company's confidential information and to assign to the company the rights to any and all inventions developed by Mr. Goldhaber during his employment with the company.

Rodney S. Kenley

        In connection with the hiring of Mr. Kenley as our Senior Vice President, Advanced Product Development, we agreed upon the terms and conditions of his employment in an offer letter dated January 8, 2004. Mr. Kenley's offer letter provides for an annual salary of $200,000 and that Mr. Kenley is eligible to participate in the company's cash incentive compensation plan in amounts and percentages as determined by the company's board of directors, equating to 30% of his annual base salary, paid against achievement of agreed upon objectives and at the discretion of the board of directors.

        Pursuant to his offer letter, Mr. Kenley was granted an option to purchase 100,000 shares of our common stock, at an exercise price of $10.81 per share. The options vest over four years, with 25% of the shares subject to the options vesting on each anniversary of the grant date. The offer letter provides that should there be a change of control of the company, a portion or all of such options will vest as follows: (1) at least 25% of the options vest if a change of control occurs during his first year of employment with the company, (2) at least 50% of the options vest if a change of control occurs during his second year of employment, (3) at least 75% of the options vest if a change of control occurs during his third year of employment and (4) all of the options vest if a change of control occurs during his fourth year of employment.

        While Mr. Kenley is employed by the company and for one year thereafter, he is prohibited from competing with the company and soliciting its employees, customers, suppliers or other business relations. Mr. Kenley has agreed to maintain the confidentiality of the company's confidential information and to assign to the company the rights to any and all inventions developed by Mr. Kenley during his employment with the company.

Lawrence A. Rohrer

        In connection with the hiring of Mr. Rohrer, we agreed upon the terms and conditions of his employment in an offer letter dated May 14, 2003. Mr. Rohrer's offer letter provides for an annual salary of $210,000. The offer letter also provides that Mr. Rohrer is eligible to participate in the company's cash incentive compensation plan in amounts and percentages as determined by the company's board of directors, equating to 30% of his annual base salary, paid against achievement of agreed upon objectives and at the discretion of the board of directors.

        Pursuant to the terms of his offer letter, Mr. Rohrer was granted an option to purchase 30,000 shares of our common stock, at an exercise price of $8.69 per share. The options vest over four years, with 25% of the shares subject to the options vesting on each anniversary of the grant date. The offer letter provided that should there be a change of control of the company, a minimum of 10,000 of such options will immediately vest. The offer letter also provides for a grant of up to an additional 25,000 options that would be fully vested on the grant date if certain performance objectives were met during 2003. These objectives were not met in 2003 and no such options were granted to Mr. Rohrer.

        While Mr. Rohrer is employed by the company and for one year thereafter, he is prohibited from competing with the company and soliciting its employees, customers, suppliers or other business relations. In the event that Mr. Rohrer's employment is terminated without cause, he will be entitled to six months salary. The first three months of the severance payments will be paid monthly, and the second three months will be paid month to month provided that Mr. Rohrer remains unemployed. Mr. Rohrer has agreed to maintain the confidentiality of the company's confidential information and to assign to the company the rights to any and all inventions developed by Mr. Rohrer during his employment with the company.

Thomas F. Scully

        In connection with the hiring of Mr. Scully, we agreed upon the terms and conditions of his employment in an offer letter dated November 15, 1995. Mr. Scully's offer letter provides for an annual salary of $110,000. In connection with his hiring, Mr. Scully received 45,000 restricted shares of our common stock, which vested over a four year period. One-fourth of the shares vested one year after the grant date and the remaining shares vested on a monthly basis thereafter over a three year period. We also entered into a severance, confidentiality and non-competition agreement with Mr. Scully on January 2, 1996, which provides for a non-competition period of two years following his resignation or termination of his employment by the company for cause or for one year following termination of his employment by the company without cause or due to disability. In the event that Mr. Scully's employment is terminated without cause, he will be entitled to six months salary. Mr. Scully has agreed to maintain the confidentiality of the company's confidential information and to assign to the company the rights to any and all inventions developed by Mr. Scully during his employment with the company.

William C. Dow

        We entered into a separation agreement and general release with Mr. Dow on May 4, 2006. Pursuant to the separation agreement, Mr. Dow received a lump sum payment of $368,000. Mr. Dow also received a lump sum payment of $15,300, which may be used to pay for insurance premiums he incurs as a result of his election to continue his health insurance coverage under COBRA. These payments discharge any other severance obligations that we may have to Mr. Dow. Mr. Dow also has released the company of any and all claims in connection with his departure from the company, and Mr. Dow has agreed not to compete with the company or solicit employees of the company for one year.

        In connection with the separation agreement, we entered into a consulting agreement with Mr. Dow effective as of April 30, 2006. The consulting agreement provides for a consulting period commencing on April 30, 2006, the date upon which Mr. Dow's employment with the company terminated. During the consulting period, Mr. Dow agrees to be available to consult with officers and directors of the company regarding the company's business and to perform such other consulting services as the company reasonably requests. In consideration of the services rendered by Mr. Dow under the consulting agreement, the company has agreed to pay Mr. Dow a monthly consulting fee equal to $10,000 per month. The company has agreed that Mr. Dow will be a consultant for the company for a minimum of three months or, if the consulting arrangement is terminated by the company prior to the end of such three month period, Mr. Dow shall nevertheless be entitled to total consulting fees of $30,000.

Nancy S. Schmelkin

        In connection with the hiring of Ms. Schmelkin, we agreed upon the terms and conditions of her employment in an offer letter dated September 25, 2002. Ms. Schmelkin's offer letter provided for an annual salary of $160,000. The offer letter also provided that Ms. Schmelkin would be eligible to participate in the company's cash incentive compensation plan in amounts and percentages as determined by the company's board of directors, equating to 20% of her annual base salary, paid against achievement of agreed upon objectives and at the discretion of the board of directors.

        Pursuant to her offer letter, Ms. Schmelkin was granted an option to purchase 20,000 shares of our common stock, at an exercise price of $7.20 per share. The options vest over four years, with 25% of the shares subject to the options vesting on each anniversary of the grant date, subject to earlier termination pursuant to the terms of the option agreement. For one year after Ms. Schmelkin's employment terminates with the company, she is prohibited from competing with the company and soliciting its employees, customers, suppliers or other business relations. Ms. Schmelkin has agreed to maintain the confidentiality of the company's confidential information and to assign to the company the rights to any and all inventions developed by Ms. Schmelkin during her employment with the company. Ms. Schmelkin left the company on May 5, 2006.

Compensation Deferrals and Retention Payment Program

        On December 8, 2005, our board of directors voted to cancel our 2005 bonus program. In addition, our Senior Vice Presidents and Interim Chief Executive Officer currently are taking a temporary 20% deferral in base pay, which began on February 1, 2006. We expect that such deferred compensation will be repaid in 2006.

        On December 6, 2005, we announced a plan to reduce the size of our workforce, and on December 8, 2005, our board of directors also approved a retention payment program for those employees who remain with the company through quarterly intervals in 2006. Payments under the retention program are made quarterly and are based on a percentage of each employee's base compensation.

Compensation Committee Interlocks and Insider Participation

        None of the current members of the compensation committee of the board of directors is or has been an officer or employee of the company. None of the executive officers serves, or served in 2005, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or the compensation committee.

BOARD OF DIRECTORS MEETINGS AND COMMITTEES

        Our board of directors currently has three standing committees: the audit committee, the compensation committee, and the nominating committee.

Audit Committee

        The audit committee's functions, among others, are to appoint the company's independent auditor and set the compensation and oversee the work performed by the independent auditor, consider the adequacy of the company's internal controls and review any proposed corrective actions, review and monitor the company's compliance with legal and regulatory requirements, and discuss with management and the independent auditors the company's annual and quarterly financial statements and key accounting and/or reporting matters. The audit committee currently consists of Messrs. Egen, Meyer and Pereira, with Mr. Meyer serving as chairman of the committee and as "audit committee financial expert" as defined under rules promulgated by the SEC under the Sarbanes-Oxley Act of 2002. All current members of the audit committee are independent within the meaning of the regulations adopted by the SEC under the Sarbanes-Oxley Act of 2002 and the requirements of the Nasdaq Stock Market regarding audit committee membership. A copy of the audit committee's charter is available on our website at www.aksys.com.

        Following the closing of the securities purchase agreement, the audit committee members will be Messrs. Egen, Given and Mayleben, with Mr. Mayleben serving as chairman of the committee and as "audit committee financial expert." We expect that our audit committee will continue to be independent within the meaning of the regulations adopted by the SEC under the Sarbanes-Oxley Act of 2002 and the requirements of the Nasdaq Stock Market regarding audit committee membership.

Compensation Committee and Nominating Committee

        The compensation committee is responsible for, among other things, approving overall compensation policy, determining and approving the compensation of the chief executive officer and other senior officers, approving appointments and promotions of senior officers and key employees, and administering the company's stock-based, profit-sharing and incentive compensation plans, and grants of awards thereunder. The compensation committee currently consists of Messrs. Egen, Meyer and Tresnowski, with Mr. Egen serving as chairman of the committee. All current members of the compensation committee are independent within the meaning of the requirements of the Nasdaq Stock Market regarding compensation committee membership. A copy of the compensation committee's charter is available on our website at www.aksys.com.

        The nominating committee is responsible for, among other things, establishing criteria for board membership, considering, recommending and recruiting candidates to fill new positions on the board, reviewing candidates recommended by stockholders, and recommending the director nominees for approval by the board and the stockholders. The nominating committee currently consists of Messrs. Egen, Pereira, and Tresnowski, with Mr. Tresnowski serving as chairman of the committee. All current members of the nominating committee are independent with the meaning of the requirements of the Nasdaq Stock Market regarding nominating committee membership. A copy of the nominating committee's charter is available on our website at www.aksys.com. The nominating committee does not have a written policy regarding stockholder nominations for director candidates. The committee will, however, consider candidates for director nominees put forward by stockholders.

        Following the closing of the securities purchase agreement, we expect that either one or more new board members will join the compensation and nominating committees to replace to those directors resigning from the board at the closing. We also intend to rely on the "controlled company" exception available under the Nasdaq Stock Market rules, which will exempt us from the Nasdaq rules requiring that our compensation and nominating committees be comprised solely of independent directors as defined in the Nasdaq rules. We can rely on the "controlled company" exception because more than 50% of the voting power of the company is held by Durus. The "controlled company" exception also will exempt us from the requirement that our board of directors be comprised of a majority of independent directors. The "controlled company" exception does not modify the independence requirements for our audit committee composition.

Board and Committee Meetings

        The board of directors held six meetings during 2005. The compensation committee held five meetings, the audit committee held six meetings and the nominating committee held seven meetings in 2005. Each of the directors attended at least 75% of the meetings of the board and the committees on which they served during 2005.

Communications with the Board

        Stockholders who wish to communicate with the board, a board committee or an individual director or directors may do so by sending correspondence addressed to the board of directors, a board committee or such individual director or directors, c/o Corporate Secretary, Aksys, Ltd., Two Marriott Drive, Lincolnshire, IL 60069.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Securities Exchange Act of 1934 requires that our directors and officers, and persons who own more than 10% of our common stock, file reports of ownership and changes in ownership of shares of the common stock with the SEC. Directors, officers and greater than 10% stockholders are required by SEC regulations to furnish the company with copies of all Section 16(a) reports they file. Based solely upon a review of the copies of such reports received by it, or written representations that no other reports were required, the company believes that, from January 1, 2005 through December 31, 2005, its directors, executive officers and greater than 10% beneficial owners complied with the reporting requirements under Section 16(a).

        This information statement has been filed with the SEC and is available electronically on EDGAR at www.sec.gov. This information statement has been signed on the company's behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2006	AKSYS, LTD.
	By:	/s/ LAURENCE P. BIRCH
Name: Laurence P. Birch Title: Chief Financial Officer and Interim President and Chief Executive Officer

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AKSYS, LTD. Two Marriott Drive Lincolnshire, Illinois 60069 (847) 229-2020
Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1
INTRODUCTION
WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY YOU IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.
TERMS OF THE TRANSACTIONS WITH DURUS
CHANGE OF CONTROL
VOTING SECURITIES
SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CHANGES TO THE BOARD OF DIRECTORS
MANAGEMENT OF THE COMPANY
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS
Summary Compensation Table
Option Grants In Last Fiscal Year
Aggregated Fiscal Year-End Option Values
BOARD OF DIRECTORS MEETINGS AND COMMITTEES
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE